Putnam Investment Grade Municipal Trust II
                      Investment Company Act of 1940 File Number 811-7270

                      Putnam Investment Grade Municipal Trust III
                      Investment Company Act of 1940 File Number 811-7099

FOR IMMEDIATE RELEASE

CONTACT: Nancy Fisher                    Matthew Keenan
         Putnam Investments, LLC         Putnam Investments, LLC
         617-760-1608                    617-760-8368


            PUTNAM INVESTMENT GRADE MUNICIPAL TRUST II
         AND PUTNAM INVESTMENT GRADE MUNICIPAL TRUST III
                       PROPOSE MERGER

Boston, Massachusetts -- February 9, 2001 -- Putnam Investments announced today that the Trustees of Putnam Investment Grade Municipal Trust II (NYSE: PMG) ("Trust II") and Putnam Investment Grade Municipal Trust III (AMEX: PML) ("Trust III"), closed-end municipal bond funds, approved in principle the merger of the two funds and a number of related changes to the funds, including an increase in money market preferred shares following the merger. The Trustees also approved an investment policy change to permit limited investment in securities rated BB and B.
The primary purpose of the proposals is to make the funds more attractive to shareholders by increasing yield.

Trust II and Trust III have substantially similar investment policies. Each seeks as high a level of current income exempt from federal income tax as is consistent with preservation of capital and invests primarily in investment grade securities. Each fund also has outstanding money market preferred shares, a form of investment leverage intended to increase income to common shareholders. The funds' manager, Putnam Investment Management, L.L.C., has advised the Trustees that, when compared to other closed-end funds, the funds have a relatively low amount of preferred shares outstanding and to provide competitive yield over the long term, the amount of leverage should be increased. Putnam has further advised the Trustees that the most efficient manner to accomplish this would be to merge the two funds and then issue additional preferred shares in the merged fund.

In the merger transaction, common shareholders of Trust III would receive Trust II common shares with an equal net asset value to the Trust III shares held. Trust III preferred shareholders would receive preferred shares of Trust II with an equal aggregate liquidation preference and value. The combined fund would be renamed "Putnam Municipal Bond Fund" following the merger. Once the merger had been completed, the combined fund would seek to issue approximately $60 million of additional preferred shares.

The completion of the merger transaction and the preferred offering are subject to significant conditions, including final approval by the Trustees, approval by shareholders at meetings expected to be held in July, 2001, SEC and rating agency review and, with respect to the preferred share offering, market conditions at the time of the offering. There can be no assurance that the transactions will be completed.

The Trustees also approved a new investment policy for each fund, effective February 9, 2001, to permit each fund to invest up to 20% of its total assets in below-investment grade fixed-income securities rated at least B by a nationally recognized rating agency or determined by Putnam to be of comparable quality.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy shares of any fund, nor is it a solicitation of any proxy. To receive a free copy of the prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses and risk considerations) after a registration statement relating to the merger has been filed with the SEC and becomes effective, please call 1-800-225-1581. The prospectus/proxy statement will also be available without charge on the SEC's website (http://www.sec.gov). Read the prospectus/proxy statement carefully before making any investment decisions.